MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 30, 2014 and 2013

_______________________

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (formerly Keegan Resources Inc.) (“Asanko” or the “Company”) has been prepared by management as of March 16, 2015 and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2014 and 2013 and the related notes thereto. All financial information has been prepared in accordance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 35 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company’s shares trade on the Toronto Stock Exchange and NYSE MKT Equities Exchange under the symbol “AKG”.  The Company’s primary asset is its Asanko Gold Mine Project (the “Project”) located on the Asankrangwa gold belt in Ghana.

Asanko’s vision is to become a mid-tier gold producer. In achieving this goal it will continue its emphasis on prudent deployment of capital and a sharp focus on operating costs. Asanko’s vision will be achieved through:

•

The phased development of the Asanko Gold Mine, with the fully funded and under construction Phase 1 producing a steady state average of 190,000 ounces per year commencing in Q2 2016 and a Phase 2 potentially adding up to 200,000 additional ounces per year by 2018;

•

Organic growth via near-mine exploration and judicious regional exploration on its existing exploration projects in Ghana, and

•

Pursuing growth via merger and acquisition opportunities as they arise.

Highlights for the year ended December 31, 2014 and the subsequent period to March 16, 2015

•

The Company completed the acquisition of PMI Gold Inc (“PMI”) in February 2014 and combined PMI’s Obotan Gold Project with its Esaase Gold Project, creating the Asanko Gold Mine (“AGM” or the “Project”).  The Company announced its plans to build the Project in two Phases, with the first Phase being largely based on PMI’s Obotan Gold Project.

•

In April 2014, the Company announced that it had begun initial construction activity for Phase 1 of the Asanko Gold Mine, including advancing detailed engineering, commencing bulk earthworks at the Project site and upgrading existing facilities and access around the site.

•

In July 2014, Asanko executed amended definitive agreements for a $150 million secured project debt facility with a special purpose vehicle of Red Kite Mine Finance Trust I (“Red Kite”).  The terms were substantially similar to the Definitive Senior Facilities Agreement that Asanko announced in October 2013 for its Esaase Project with the debt provided under the agreement now to be utilized for developing Phase 1 of the Project.

•

Following finalization of the Red Kite financing, the Company’s Board of Directors approved Phase 1 of the Project for construction and ground breaking occurred in August 2014.

•

The Company completed a revised Mineral Resource Estimate (“MRE”) for the Phase 1 Project deposits: Nkran, Adubiaso, Abore and Asuadai.  The results of the new MRE for Phase 1 were not materially different to the previous MRE, but more precisely define grade distribution and continuity within the deposits. As a result, the revised MRE now supports the ability to plan the mine with the selectivity required to manage grade control and volumes.

•

The Company completed its exploration program on the Dynamite Hill deposit, located 7 km from the Phase 1 plant site.  A maiden Mineral Resource Estimate for Dynamite Hill was included in the updated MRE for Phase 1.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

•

The updated MRE was used as a basis for completion of an optimised Phase 1 mine plan.  The plan, along with updated capital and operating cost estimates were compiled into a “Definitive Project Plan” (“DPP”), which replaces the September 2012 Definitive Feasibility Study completed by PMI Gold.  Highlights of the DPP were, as follows:

•

Life of Mine (“LoM”) gold production of 2.33 million ounces over a 12 year life of mine.

•

Capital cost of $295 million, including all associated infrastructure and allowances for contingencies.

•

Lowest quartile All-In-Sustaining-Costs of $781/oz; competitive operating cash costs of $645/oz.

•

First gold production targeted for Q1 2016 and steady-state production in Q2 2016.

•

Robust project economics with strong cash flow generation even in a weak gold price environment:

Gold Price	NPV (5%) $ (millions)	After Tax IRR (%)	2017 After-Tax FCF ($ millions)
Spot - $1,150/oz	253	20	103
Study Basis - $1,300/oz	412	26	120
Upside Case - $1,500/oz	624	35	143

*Real ungeared post tax project NPV & IRR over Life of Mine.

•

As a result of the positive economic outcomes of the DPP, a portion of the Company’s Mineral Resources for Phase 1 were upgraded to Mineral Reserves, and Mineral Reserves are as follows:

Classification	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
Proven	15.5	2.26	1.13
Probable	21.0	2.07	1.39
Total Proven & Probable	36.5	2.15	2.52

•

Construction of Phase 1 is advancing according to schedule, with 30% of Phase 1 of the Project complete and on track for first gold production in Q1 2016, at January 31, 2015.  Commitments have been placed for $178 million, over 60% of the estimated capital cost of $295 million.

•

The Company completed a tradeoff study considering 12 different options for integrating Phase 2, the mining of Esaase, into Phase 1. The study shows that significant additional value can be added by either transporting, by conveyor belt, crushed ore to the Phase 1 plant site for processing; or milling at Esaase and pumping the milled product to the Phase 1 plant site for further processing. The two options are being advanced to Pre-Feasibility Study level with results expected to be released in Q2 2015.  The current Phase 1 detailed design has made allowances in the processing plant, tailings dam and support infrastructure to cater for the inclusion of Phase 2, which has the potential to increase gold production up to 400,000 ounces per year.

•

The Company eliminated a 2% NSR Royalty (the “Goknet Royalty”) such that the only material royalty that is now applicable to Phase 1 of the Project is the Government of Ghana 5% NSR royalty.  The Goknet Royalty was eliminated by payment of cash, one million Asanko shares and the transfer to Goknet of two exploration projects, Kubi and Diaso.

•

The Company strengthened its balance sheet in February 2015, by raising C$46 million through a bought-deal financing completed at C$2.02/share.  Net proceeds of the fund raising were converted to approximately $34.7 million US dollars and will be used to complete Phase 1 of the Project and for working capital and general corporate purposes, including the completion of a Feasibility Study on Phase 2.

The Company has been monitoring the outbreak of the Ebola virus in other West African countries very carefully.  Although Ebola has not been detected in Ghana and business continues to operate normally, the Company has taken proactive steps to prevent occurrences of the virus through its staff, contractors and local village populations. The preventative measures

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

include education programs and the implementation of strict health measures on the Project site and in our offices.  In addition, the Company has put a travel screening and pre-employment medical examination program in place to prevent the virus from being brought to the Project site by mobile workers.  Crisis plans have been developed should the virus be detected in Ghana and/or the local community. The Company will continue to monitor the situation and continue with precautions until the virus is deemed by health authorities to have been brought under control.

Asanko Gold Mine Project

The acquisition of PMI in early 2014 has created a flagship project in Ghana and the foundation on which to build a mid-tier gold mining Company. The flagship project was created by combining both the Obotan and Esaase Projects into one mine now referred to as the “Asanko Gold Mine”.

Asanko’s vision is to become a mid-tier gold producer with a continued emphasis on prudent deployment of capital and a sharp focus on operating costs. This vision will be achieved through:

•

The phased development of the Project, with Phase 1 producing at an average annual steady state rate of 190,000 ounces per year in starting Q2 2016;

•

Organic growth via near-mine exploration and judicious regional exploration on its existing exploration projects in Ghana, and

•

Pursuing growth via further merger and acquisition opportunities.

Development Strategy

The Company envisions developing the Asanko Gold Mine in two phases.  Phase 1 is based on the November 2014 Definitive Project Plan and is fully financed, fully permitted and under construction.  Phase 1 is expected to be in steady-state production averaging 190,000 ounces per year by Q2 2016, mining ore from the main pit at Nkran, along with feed from satellite pits at Adubiaso, Abore, Asuadai and Dynamite Hill.

The Company has completed a tradeoff study considering 12 different options for integrating Phase 2, the mining of Esaase, into Phase 1. The study shows that significant additional value can be added by either transporting, by conveyor belt, crushed ore to the Phase 1 plant site for processing; or milling at Esaase and pumping the milled product to to the Phase 1 plant site for further processing. The two options are being advanced to Pre-Feasibility Study level with results expected to be released in Q2 2015  The current Phase 1 detailed design has made allowances in the processing plant, tailings dam and support infrastructure to cater for the inclusion of Phase 2, which has the potential to increase gold production to 400,000 ounces per year.

Phase 1 Definitive Project Plan

Introduction

The Asanko Gold Mine Project is located in Ghana, West Africa (Figure 1). It is wholly-owned by Asanko Gold, with a 10% free carried interest held by the Government of Ghana which becomes effective when production commences.  Ghana is Africa’s second largest gold producer and has been producing gold on a large scale for many years. Ghana has many internationally recognised gold mining companies operating in the country including AngloGold Ashanti, Newmont and Goldfields.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Figure 1. Project Location

The Project consists of six known open pit deposits over a 30km trend and is being developed in two phases. Phase 1 will mine the Nkran pit, which accounts for 85% of the Phase 1 ore reserves, and four satellite deposits, Abore, Asuadai, Dynamite Hill and Adubiaso. Phase 2 is expected to mine the Esaase deposit.

Phase 1 is fully permitted and funded, with $90 million of undrawn debt facilities and approximately $242 million cash on hand at March 6, 2015.  Construction commenced in Q3 2014 and first gold production is targeted for Q1 2016, with steady-state production in Q2 2016.

Mineral Resource Estimation – Phase 1

In September 2014 Asanko completed a comprehensive review of the original May 2012 Mineral Resource Estimate (“MRE”) for the four deposits which comprise Phase 1 - Nkran, Adubiaso, Abore and Asuadai - that were acquired from PMI Gold Corporation ("PMI Gold") in February 2014. The original MRE was not deemed to be a suitable input for the detailed mine planning required to commence the mining operations of Phase 1. In addition, the Company announced a maiden resource for the recently discovered Dynamite Hill, following completion of a drilling programme earlier in the year.

The results of the new MRE for Phase 1, shown in the table below, are not materially different to the 2012 MRE and therefore confirm the validity of the previous estimate. Importantly, however, the new MRE more precisely defines grade distribution and continuity within the deposits, and, as a result, the MRE now supports the ability to plan the mine with the selectivity required to manage grade control and volumes.

The total Measured and Indicated Mineral Resources increased by about 0.43 million ounces of gold and the Inferred Mineral Resources have decreased by about 0.41 million ounces of gold compared to the May 2012 MRE.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Table 1: 2014 Updated Mineral Resource Estimate for Phase 1 only

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99

Notes:

Cut-off grade of 0.8 grams per tonne of gold.  Due to rounding differences, some totals may not add exactly.

Combined resource statements for Phase 1 and Phase 2 are on page 11 of this release.

Mineral Reserve Statement – Phase 1

The DPP reports a Mineral Reserve for Phase 1 based on the associated MRE and a gold price of $1,300/oz.  Specifically, DRA derived optimized pit shells for Phase 1 based on the material reported as Measured and Indicated Mineral Resources.  The operating costs assumed for the optimization were supplied by an in-country contractor, reviewed and agreed to by DRA.  Metallurgical recoveries have been provided by DRA based on analysis of previous test work, operational results and more recent test work.  Five separately designed pits were developed from the optimized pit shells; Nkran, Adubiaso, Dynamite Hill, Abore and Asuadai.

Table 2: 2014 Updated Mineral Reserve Statement for Phase 1 only

Deposit	Classification	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
Nkran	Proven	13.5	2.32	1.00
	Probable	17.7	2.12	1.20
Adubiaso	Proven	0.9	2.23	0.06
	Probable	0.9	1.90	0.05
Abore	Proven	1.2	1.69	0.06
	Probable	0.9	1.87	0.05
Asuadai	Proven	0.0	0.00	0.00
	Probable	0.5	1.26	0.02
Dynamite Hill	Proven	0.0	0.00	0.00
	Probable	1.1	1.88	0.07
Total	Proven	15.6	2.27	1.12
	Probable	21.1	2.07	1.39

Notes:

Cut-off grade of 0.8 grams per tonne of gold.  Due to rounding differences, some totals may not add exactly.

The grades and tonnes reported have been modified by mining recovery and dilution based on ore body geometry and mining methodology. Globally this generates a mining dilution of 5% and ore loss of approximately 5%. Combined reserve statements for Phase 1 and Phase 2 on page 12 of this release.

A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

Mining Operations

A Phase 1 Life of Mine (“LoM”) schedule has been developed to supply a three million tonnes per annum (“Mtpa”) mill feed rate from the Nkran pit and the four satellite deposits.  A mining contractor will be used for all ore and waste mining activities.

The five deposits will all be mined utilizing a conventional truck and shovel method. Grade control drilling together with onsite laboratory facilities will be used to delineate the ore from the waste.  Ore and waste will be drilled and blasted, then loaded and hauled to either the run-of-mine (“ROM”) pad, direct tip into the crushing facility, placed on pit rim stockpiles (for the remote deposits) or placed on waste rock storage facility with haul trucks.  A single fleet of mining equipment will be shared between all the deposits.  For the satellite deposits - Adubiaso, Dynamite Hill, Abore and Asuadai - a fleet of contracted road trucks will be utilized to haul ore from the respective pit rim stockpiles to the ROM stockpile situated at the central processing facility, which will be located close to the Nkran pit.

Production will commence at the Nkran pit as it comprises 85% of the ore reserves for Phase 1.  This will assist in keeping the pre-stripping volumes low and delivering higher mill feed grades early in Phase 1. Approximately one year of waste stripping will be required to expose sufficient ore to maintain a constant ore feed rate of 3Mtpa once the mill has been commissioned.  During Year 1, ore that is mined will be stockpiled and will form the basis of the initial plant feed for commissioning and early production. The mining of all five deposits runs for a period of approximately 12.4 years based on the current production schedule.

The production schedule has been designed to maintain a consistent stripping ratio through the life of the operation. The LoM average operating strip ratio is 4.7:1 . The peak production requirements are 26Mtpa of total material movement.

The average mining cost over the life of Phase 1 is estimated at $3.88 per tonne mined (ore and waste), which equates to a total mining cost of $348 per ounce of gold produced. Waste mining and haulage costs are $3.28 per tonne whilst ore mining and haulage costs are $6.70 per tonne. The main differences between the two mining cost rates is the additional costs of grade control and longer hauls to the ROM crusher on ore tonnes.

Mining capital requirements include initial contractor mobilization, establishment of the contractor, site clearing, pit de-watering and pre-stripping of the Nkran pit. This is estimated to be $70.6 million.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Table 3: DPP Mine Plan

Years 2015 – 2021

	2015	2016	2017	2018	2019	2020	2021
Ore mined (‘000t)	230	3,704	3,123	3,319	3,000	2,951	2,850
Grade mined (g/t)	2.44	2.15	2.22	2.15	2.30	2.28	2.23
Waste (‘000t)	19,761	21,254	21,928	21,152	20,993	23,179	22,754
Strip ratio (w:o)	86.05	5.74	7.02	6.37	7.00	7.86	7.98
Plant feed (‘000t)	-	2,538	3,000	3,000	3,000	3,000	3,000
Feed grade (g/t)	-	2.58	2.27	2.15	2.30	2.27	2.20
Recovery (%)	-	88.89	92.66	92.34	92.63	92.62	92.60
Gold produced (oz)	-	187,429	202,624	191,131	205,500	202,711	196,273

Years 2022 - 2028

	2022	2023	2024	2025	2026	2027	2028
Ore mined (‘000t)	3,001	3,001	3,001	3,000	3,001	2,325	-
Grade mined (g/t)	2.20	2.15	1.93	1.94	2.08	2.12	-
Waste (‘000t)	18,147	8,484	9,761	4,619	1,863	889	-
Strip ratio (w:o)	6.05	2.83	3.25	1.54	0.62	0.38	-
Plant feed (‘000t)	3,000	3,000	3,000	3,000	3,000	3,000	968
Feed grade (g/t)	2.20	2.15	1.93	1.94	2.08	1.99	1.53
Recovery (%)	92.60	92.27	92.36	92.45	92.56	92.50	112.13
Gold produced (oz)	196,226	191,712	172,160	173,326	185,728	177,607	53,462

Note: Recovery in first and last year adjusted for inventory lockup of approx. 7,300 ounces

Processing

The plant design is based on a typical single stage crushing, SAG, ball milling circuit (SABC) and carbon in leach (“CIL”) flow sheet.  It includes single stage jaw crushing with reclaim from a live stockpile and open circuit SAG mill, feeding cyclones that in turn operate in a closed circuit with a ball mill.  A pebble crusher will receive scats from the SAG mill, crush them and return them to the SAG for further grinding.  The hydrocyclones will achieve the final product size of P80 106 μm.  A gravity circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold, around 40%, from the recirculating load.  The milled product will gravitate to a trash screen before entering a pre-leach thickener followed by a conditioning tank.

A seven stage CIL circuit will be used to leach and adsorb gold from the milled ore onto activated carbon.  An AARL elution circuit will be used to recover gold from loaded carbon.  Cyanide in the CIL tailings will be detoxified using the SO2 / Air.  The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”).

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

This process flow sheet is well known in the industry, and is relatively low risk as it was proven as a successful processing route for the Nkran ores during Resolute Mining Ltd operations from 1998 to 2002.

Figure 2: Process Flow Sheet

ROM
Primary Crushing
Stockpile
Pebble Crushing
SAG Mill
Ball Mill
Gravity Concentration
GRG Dissolution
Pre-Leach Thickener
Pre-Leach & Carbon In Leach
Cyanide Detoxification
Return Water to Plant
TSF
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion

Table 4: LoM Process Plant Recoveries

Composite	Gravity – CIL (P80 = 106μm_)
Oxide	90.0%
Transitional	91.7%
Fresh	92.7%
LOM Recovery	92.5%

Table 5: LoM Process Plant Operating Costs

LoM $/t
Crusher Liners	0.26
Mill Liners	0.36
Grinding Media	0.76
Reagents (CIL)	1.90
Reagents (Detox)	0.70
Reagents (Other)	0.57
Tailings	0.40
Power	6.16
Labour	0.72
Maintenance	0.78
Laboratory	0.24
Other	0.55
Total	13.40

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at $295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to $22.75 million). The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -/+5% (Table 6).

Table 6: Capital Costs

Asanko Gold Mine – Phase 1	Capital Estimate ($ million)
Process plant	85.48
Mining (pre-production costs)	70.59
Power infrastructure	18.18
Buildings, offices and accommodation	12.31
TSF, WRD, ROM, water supply, civil works	23.08
CSR, owners team, G&A	47.37
EPCM	15.51
Sub total	272.52
Contingency & estimating inaccuracies	22.75
Total	295.27

A summary of the process plant capital costs are shown in the Table 7 below (-5% to +5% nominal accuracy).

Table 7: Plant Capital Costs

Description	Cost ($ million)
Civils	8.32
Structural steel and platework	17.45
Mechanicals	25.88
Piping and valves	9.95
Electrical and instrumentation	15.42
Transportation	4.27
Electrical structures	2.20
Plant buildings	1.99
Total *	85.48

* Excluding contingency and attributable EPCM

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Operating costs

The average cash operating cost for Phase 1 is estimated at $645 per ounce (Table 8), which is competitive on a global comparison. All-In-Sustaining Costs (“ASIC”) are $781 per ounce, which places Phase 1 in the lowest quartile of industry costs. These costs are based on the treatment of 3Mtpa of ore producing an average 190,000 ounces of gold per annum.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Table 8: Cash Operating Costs

Description	$/oz
Waste mining	243
Ore mining	105
Processing	210
General and administrative	83
Refining	4
Cash Costs	645
Royalties	65
Sustaining and deferred capex	19
Corporate Overhead	35
Interest on Project Debt	17
All-in sustaining cash costs	781

Note: The costs detailed above are calculated for the purpose of this report in real terms with no material change in the key profitability projected for the LoM period.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 9).

Table 9: Key Sensitivities

	Discount Rate
Price $ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	261,394	200,576	173,980	149,587	127,177	16.0%
1,200	380,964	306,894	274,467	244,704	217,341	21.1%
1,300	500,079	412,695	374,410	339,250	306,910	25.9%
1,400	619,172	518,476	474,332	433,777	396,459	30.4%
1,500	738,254	624,246	574,243	528,292	485,998	34.7%
1,600	857,327	730,008	674,146	622,801	575,530	38.9%

Numbers quoted as net present value (“NPV”) discounted at various discount rates and expressed in thousands of US dollars

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot (Table 10).

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Table 10: Tornado Plot of Various Parameters

	Flex	Positive Case	Negative Case
Process recovery	1%	13,718	(13,717)
Taxation	2.5%	16,316	(16,316)
Discount	1%	41,759	(38,286)
Feed grade	1%	13,717	(13,718)
Selling price	US$100	105,781	(105,801)
Operating cost	3%	21,915	(21,917)
Installation capex	10%	16,412	(16,415)

Civil and Infrastructure

$23 million has been provided for the TSF, waste rock dumps, run of mine, water supply and related civil works as part of the infrastructure capital costs.  In addition, a further $35.6 million has been included in deferred capital for the TSF expansion, buffer dams and dewatering dams. The operating costs for tailings management through the current life of mine have been included in the plant operating costs.

The layout of the process plant and mine facilities have been designed to be close to the main resource, the Nkran pit and to be compact in order to minimise impact on the environment. The new plant layout has also made allowance to accommodate the footprint for the inclusion of the future Phase 2 project.

The total power requirements for the Project are estimated at 18 MW of consumed power. Power will be sourced from the Ghanaian grid.  Power quality meters installed in April 2014 have been monitoring the grid over the past seven months and confirmed a high reliability and availability of over 99%.

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 67 ha for the Phase 1 TSF, increasing to 209 ha for the total Project TSF. The TSF is designed to store a total of 33Mt of waste. The TSF will be lined with a 1.5mm HDPE geomembrane with an additional underdrainage system discharging to collection sumps located at the lowest point in the TSF.

Tailings will be pumped from the process plant to the TSF via a HDPE pipe contained within a HDPE lined trench and discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment.  Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation. The decant barge will be tethered to the TSF perimeter so as not to cause damage to the TSF basin HDPE geomembrane liner.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Employment

Phase 1 of the Project will employ approximately 660 people, including contractors, to operate the mine. Permanent employees will be predominantly sourced from the local communities and elsewhere within Ghana, which has a highly trained mining workforce due to a mature gold mining industry.

The Company is closely engaged with all local stakeholders and has implemented a number of vocational training schemes in the local communities aimed at developing the capabilities of the local youth in employable skills to support the construction and operation stages of Phase 1.

Qualified Person Statements

The MRE for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) and Phase 2 (comprising the Esaase deposit) resources were all prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa.  The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Muller has reviewed and approved the technical content of this MD&A.   Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the Project.

The Reserve Statement for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa.  The Reserve Statement is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Obiri-Yeboah has reviewed and approved the technical content of this MD&A.

The information in this MD&A that relates to Processing is based on information compiled by Mr Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr Bezuidenhout is a Director of DRA Mineral Projects. Mr Bezuidenhout has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this MD&A, was satisfied with the verification process and consents to the disclosure in this MD&A. Mr Bezuidenhout has reviewed and approved the technical content of this MD&A.

The information in this MD&A that relates to the economic assessment is based on financial models compiled by Mr John Stanbury of CRESCO Project Finance. John has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this release based on the relevant technical inputs provided by other competent persons. Mr Stanbury consents to the inclusion of such financial information in this release in the form and context in which it appears.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Phase 1 Construction

With the project 30% complete as of the end ofJanuary 2015, the Project is on schedule for its first gold pour in Q1 2016. Critical path schedule items continue to be installation of the two mills, tailings storage facility infrastructure and installation of the 30km long 161 kV power line to the project site.

Concrete pouring has progressed substantially during December and has resumed in January. Importantly, the SAG and ball mill bases were completed ahead of the Christmas construction break and the handover for the mill installation is on schedule. Pouring the foundations of the Carbon-in-Leach ("CIL") circuit bases and the pre-leach thickener bases have commenced and are on target to be finished by the end of Q2 2015.

Steel installation commenced in early February 2015. The steel plate work for the CIL tanks was designed on a modular basis which will allow for simple erection on site. The CIL tanks have been fabricated and have been delivered to the site in preparation for site erection.

Earthworks for the run-of-mine tip wall, crusher and primary stockpile tunnel have been completed and handed over to the civil contractor. Progress on the preparation of the tailings storage facility is advancing according to schedule and laydown of the HDPE liner is expected to start in March 2015. The HDPE liner has been fabricated and is currently being shipped to site.

Construction of the contractor camp housing is complete and there are now over 500 contractors on site, with the full complement of 820 contractors expected by the end of Q3 2015.

Power for the Project will be supplied by a 30 kilometer long, 161 kV line which will be constructed along an existing power corridor. Ground preparation is underway with 5km completed at January 31, 2015. The Company is in the process of negotiating a definitive power supply agreement, which is expected to be finalized during Q2 2015. Power will be sourced from the national grid with the power supplied from either the state owned power generation company or an independent power producer.

Mining

The main mineral resource for Phase 1 is the Nkran pit, located immediately adjacent to the plant site. The pit requires 21.7 million tonnes of waste to be pre-stripped prior to commencing ore mining operations in Q4 2015. Included in the pre-strip will be 423,000 tonnes of ore at a gold grade of 2.09 g/t which will be stockpiled ahead of plant commissioning.

The mining contract for the pre-stripping of the Nkran pit and the first year of operations was awarded in November 2014 to PW Ghana Ltd ("PW"), a subsidiary of PW Mining International Ltd of Accra, Ghana. PW mobilized to site during November and December 2014 and have commenced pre-stripping.

De-watering of the Nkran pit commenced in December 2014 and is expected to take up to ten months to complete. As at the end of the February the water level in the Nkran pit had already reduced by approximately five metres. The dewatering will continue throughout the year and will occur in parallel with pre-stripping operation and is proceeding on schedule.

Procurement

Procurement is over 60% complete and proceeding on schedule with approximately $178 million currently committed in orders and contracts and $45 million already spent, as at January 31, 2015. Equipment and materials deliveries, none of which are on the project critical path, remain on schedule. Importantly, with over 60% of the capital expenditures of the project now committed and the mining contract having been awarded (together a total of $178 million), the Project is expected to be completed within the $295 million capital expenditure budget.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

The Company estimates that it is fully funded to cash flow positive in Q2 2016 with approximately $242 million in cash on-hand as at February 27, 2015 and undrawn project debt facilities of $70 million plus a $20 million cost-overrun facility for total available funding of approximately $332 million.

Partial Relocation of Nkran Village

A portion of the Nkran village, consisting of 88 building structures, will be relocated ahead of commencing ore mining operations. The Resettlement Action Plan ("RAP") report for the partial resettlement has been completed and submitted to the Environmental Protection Agency ("EPA") for review.

The site for the relocation has been selected by the Relocation Negotiation Committee and has been approved by the Ghanaian Lands Commission. Site preparation for the resettlement site was completed in December 2014. The moulding of sandcrete blocks began in December 2014 and construction is underway. The partial relocation is expected to be completed by the end of Q3 2015.

Health and Safety

There were no lost time accidents on site during the period.  The Company and its contractors have now worked over 2 million man-hours without a lost time accident with 929 consecutive days since the last lost time accident. All appropriate Safety, Health and Environmental systems and procedures for construction and operations have been fully implemented on site.

Permitting

In November, 2012, the Company received mining leases on the Abore, Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on November 1, 2017, the Abirem lease expiring on March 27, 2026, and the Adubea lease due to expire on November 1, 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the Mining Leases, the Company also received a key water discharge permit which will allow the commencement of dewatering operations of the Nkran and Adubiaso pits.

In November 2013, the Company received the Environmental Permit from the Environmental Protection Agency (“EPA”) in Ghana and the Mine Operating Permit from the Mines Inspectorate in Ghana for Phase 1 of the Project.  As such, the Company has all necessary major permits required to proceed with the start of construction of Phase 1 of the Project.

The Phase 1 Environmental Permit incorporates the requirement for limited backfilling of the smaller satellite pits, relocation planning for potentially affected dwellings, cyanide detoxification of discharge water and installation of a tailings dam liner.  These items are all incorporated and allowed for in the current capital cost estimate.

There is also a condition in the Environmental Permit requiring the Company to post the first portion of its reclamation bond for the Project.  The first bond payment is expected to be made in Q1 2015 in the amount of $1.7m. Unibank Ghana Limited (“Unibank”) is expected to provide an environmental bond/guarantee for reclamation purposes to the EPA in the amount of $6.8 million. The term of the bond is expected to be for two years but subject to annual review. The total fees payable to Unibank for two years is approximately $0.3 million.

The Company continues to advance the permitting required to mine Dynamite Hill in 2015.  It is expected that a modification to the existing Mining Permit will be required and applications are in the process of being filed.

The Company received the Environmental Invoice (the "Invoice") and Water Use Permits for the Esaase deposit from the relevant Ghanaian Regulatory Authorities in March 2014. The Invoice, issued by the EPA, through its Technical Review Committee, is a pre-cursor to receiving the final Environmental Permit. Asanko has now finalized its EIS to incorporate the comments of the Invoice, and submited it to the EPA for final permitting, which will occur in due course.  Following the receipt of the Invoice from the EPA, Asanko applied for and received a temporary mining permit for Esaase.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

The Company has also received three key Water Use Permits required for the Esaase site from the Ghanaian Water Resources Commission ("WRC"). The permits will allow the Company to abstract boreholes for domestic, construction and operation purposes at the Esaase site and are valid for an initial period of three years and renewable thereafter.

Available Project Financing

Definitive Senior Facilities Agreement

On July 14, 2014 the Company executed an amended Definitive Senior Facilities Agreement (“DSFA”) for a $150 million secured project debt facility with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”).  The terms of the amended DSFA, originally announced on April 15, 2014, are substantially similar to the DSFA that Asanko announced on October 24, 2013 for its Esaase Project with the debt provided under the amended DSFA now to be utilized for developing Phase 1 of the Project.

The Company drew the first $60 million of the debt facility during the period and the balance of the debt facility funds will be drawn by the Company on an as-needed basis during 2015 following the finalization of administrative conditions precedent and security documentation.

The Agreement provides for two loan facilities: a $130 million loan facility (the “Project Facility”) and a $20 million cost overrun facility (the “Overrun facility”), the details of which are outlined below.  The Overrun facility is provided as an option available to the Company, should it be required.  Performance under the amended agreement will be fully secured by the assets of the Company’s Ghanaian subsidiaries and will be guaranteed by the Company until Project completion.  There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature, and Asanko will not be restricted from pursuing its growth strategy.

Project Facility Details ($130 million):

•

Interest rate of LIBOR + 6% with a one percent minimum LIBOR rate;

•

1.5% fee payable on drawdowns, with the fee associated with the expected second tranche paid in advance as a deduction to the first tranche;

•

The Company was required and did drawdown an aggregate of $60.0 million by December 22, 2014;

•

First repayment date (principal and interest) is expected to be July 1, 2016 and each of the four subsequent quarterly loan repayment dates shall be 4% of the total Project Facility including accrued interest. The following ten quarterly loan repayments shall each be 8% of the total Project Facility including accrued interest;

•

Early repayment at any time without penalty; and

•

Conditions precedent to drawdown over $60.0 million that are outstanding principally are:

o

completion of the Phase 1 Definitive Project (completed in January 2015) with material outcomes substantially the same as the September 2012 Obotan Definitive Feasibility Study ("DFS");

o

evidence that the Company has acquired or will acquire all appropriate surface access rights to the mining area defined in the project plan;

o

approval by Ghanaian regulatory bodies of the creation of security over the mining leases; and

o

formal declaration by the Company, with the approval of Ghana Minerals Commission, of the area which will be used for its active mining operations as a mining area in accordance with the applicable regulations.

Overrun Facility Details ($20 million):

•

Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

•

3% fee payable on drawdowns;

•

Three year quarterly repayment schedule and early repayment at any time without penalty; and

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete Phase 1, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite.  The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Offtake Agreement Details:

•

Sale of 100% of the future gold production from Phase 1 to a maximum of 2.2 million ounces to Red Kite;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination, and

•

Prior to removal of the conditions precedent for the Project Facility, the Company can terminate the agreement with Red Kite by repaying the loan and paying an Offtake termination fee which is fixed at $6 million.

Bought Deal Financing

On February 11, 2015, the Company closed a bought deal financing of 22,770,000 common shares at a price of C$2.02 per share, for net proceeds to the Company of approximately C$43.8 million. The net proceeds of the financing along with the Company's currently available funds are expected to be used by the Company to complete Phase 1 of the Asanko Gold Mine and for working capital and general corporate purposes, including the completion of a Phase 2 feasibility study.

Available debt facility combined with Asanko’s cash on hand at the date of this MD&A, fully finances the Project through to cash flow positive in April 2016.

Project Schedule

An update on the key milestones that the Company is working towards are, as follows:

Original Guidance

Current Status

Commence early works

Q2 2014

Complete

Near mine resource definition drilling at Dynamite Hill

Q2 2014

Complete

Finalize revisions to the Red Kite financing arrangements

Q2 2014

Complete

Investment Decision for Phase 1

Q3 2014

Complete

Definitive Project Plan including updated MRE

Q4 2014

Complete

Commence Project Construction

Q3 2014

Complete

Complete Study for Phase 2

Q1 2015

Underway, Q2 2015

Commissioning and Ramp-up

Q1 2016

Q1 2016

Steady State Production of >200,000 oz/year

Q2 2016

Q2 2016

Expenditures

Exploration and evaluation expenditures

Other than near mine resource definition drilling at Dynamite Hill, which was capitalized as development costs to Mineral Interests, the Company did not have any active exploration programs during the year ended December 31, 2014. The following exploration and evaluation expenditures relate to ongoing support and sustaining costs of the Company’s mineral resource properties in areas where the technical feasibility and economic recoverability has not yet been established.

	Year ended December 31,
	2014	2013

Asanko Gold Mine Project	$ 734,928	$ 1,413,489
Other	(21,805)	344
	$ 713,123	$ 1,413,833

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Development costs capitalized to mineral interests

	Asanko Gold Mine Project	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Fair value on acquisition of PMI	93,471,540	3,963,208	500,000	97,934,748
Acquisitions for the period	393,264	-	1,250	394,514
Dispositions for the period	-	(3,963,208)	(345,111)	(4,308,319)
Balance, December 31, 2014	98,560,248	-	326,182	98,886,430

Deferred development costs
Balance, December 31, 2013	56,097,384	-	-	56,097,384
Asset retirement costs	2,953,356	29,291	-	2,982,647
Capitalized interest	813,770	-	-	813,770
Camp operations	2,484,765	-	-	2,484,765
Development support costs	3,259,184	-	-	3,259,184
Development drilling and assays	2,087,042	-	-	2,087,042
EPCM	9,373,479	-	-	9,373,479
Feasibly studies and engineering	5,236,229	-	-	5,236,229
Permitting	769,283	-	-	769,283
Share-based payments	2,095,273	-	-	2,095,273
Community affairs and environment	2,652,186	-	-	2,652,186
VAT receivable allowance	2,110,626	-	-	2,110,626
Additions for the year	33,835,193	29,291	-	33,864,484
Dispositions for the year	-	(29,291)	-	(29,291)
Balance, December 31, 2014	89,932,577	-	-	89,932,577
Total mineral interest and deferred development costs, December 31, 2014	$ 188,492,825	$ -	$ 326,182	$ 188,819,007

During the year ended December 31, 2014, the Company recognized an aggregate fair value of $97.9 million of mineral interest acquired on the acquisition of PMI and $0.4 million of various legal and concession maintenance costs. During August 2014, the Company transferred its interest in the Kubi and Diaso prospects as settlement of a dispute with Goknet Mining Company.

During the year ended December 31, 2014, the Company capitalized $33.8 million of development costs to the Project, of which $3.0 million related to asset retirement obligations and $0.8 million related to capitalized interest on the long-term debt.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

PMI Acquisition

On December 17, 2013, the Company and PMI entered into a definitive arrangement agreement whereby Asanko agreed to acquire all of the common shares of PMI under a statutory plan of arrangement under British Columbia law (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement under which the former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

The acquisition of PMI has created a flag ship project in Ghana and the foundation on which to build a mid-tier gold producer by combining PMI’s Obotan Gold Project with the Company’s Esaase gold project as well as provides significant exploration potential for future project development pipeline through exploration of numerous high priority targets on the consolidated 1,000 sq. km land package. The Company also expects to reduce costs through operational and capital costs synergies.

With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions referred to in this document as the Obotan Gold Project, Kubi and the Diaso concessions.

The purchase price at February 6, 2014, was as follows:

Preliminary estimated purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	9,153,642
Mineral interests and development assets	97,934,748
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(14,435,151)
Net assets acquired	$169,086,026

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Other Properties

The Company has transferred the Kubi Project and Diaso Project in Ghana, as shown in Figure 5, to a non-related private Ghanaian Company, Goknet Mining Company Limited (“Goknet”), as part of the elimination of a 2% NSR Royalty on Phase 1 of the Asanko Gold Mine.  Included in the agreement the Company will retain a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

The Company has one remaining exploration Project called the Asumura Project, which is located on the Sefwi Belt, 65km south of Newmont’s 23Moz Ahafo Mine. Exploration activities are currently on care and maintenance, however the Company is considering a small exploration program for 2015.

Figure 3 Asanko’s current and former Ghanaian concessions.

N
Ahafo
Kumasi
Konongo
Bibiani
Akyem
Chirano
Obuasi
Edikan
Bogoso
Damang
Prestea
Tarkwa
Induapriem
Southern Ashanti
Legend
Significant Gold Projects
Asanko Concessions
Greenstone Belts
0
25
50
100 Kilometers

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Kaniago Acquisition

In February 2015, the Company acquired the Kaniago concessions from Midlands Mining Ltd. for cash consideration of $250,000.  The transfer of the concessions to Asanko’s subsidiary in Ghana is subject to regulatory approvals.  The Company’s mineral concessions making up the Asanko Gold Mine following the divestment of certain concessions to Goknet and the Kaniago acquisition are shown below.

Figure 4 Concessions of the Asanko Gold Mine at March 16, 2015.

2°10'0"W
2°0'0"W
6°40'0"N
6°30'0"N
6°20'0"N
6°10'0"N
N
Tano Ofin Forest Reserve
Ofin Shelterbelt Forest Reserve
Sky Gold Area "A"
Sky Gold Area "B"
Nyinahin
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Esaase Zone D
Esaase Zone B
Esaase Zone E
Esaase
Sky Gold Area "D"
Bilpraw
Jeni River
Sky Gold Area "C"
Gyeni River Forest Reserve
Abore
Asuadai
Dynamite Hill
Adubiaso
Nkran
Asenanyo River Forest Reserve
Mmooho
Besease
Midlands Kaniago
Adubea
Kaniago
Abirem
Datano
New Obuase
Apamprama Forest Reserve
Anwhiaso East Forest Reserve
Oda River Forest Reserve
Legend
Deposits
NE-SW Faults (D2)
Midlands Minerals Concessions
Design Pit
Asanko Gold Concessions
0
5
10
Kilometers
© OpenStreetMap (and) contributors, CC-BY-SA

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Free Carried interest to the Ghanaian Government

Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary, Keegan Resources (Ghana) Limited, which owns the Esaase concession have been issued into the name of the Government of Ghana with a goal of settling the obligation. The government has a nominee on the board of this subsidiary. There is no shareholders agreement between the Company as the 90% shareholder and the Government of Ghana as the 10% shareholder. The Ghanaian Government is entitled to 10% of declared dividends from the net profits of Asanko Ghana but does not have to contribute to its capital investment.

The Company’s Ghanaian subsidiary which owns the Abore, Abirem and Adubea mining leases has neither issued 10% of the Company’s shares to the Government of Ghana nor appointed a government representative to the board of the subsidiary.  The Company expects to do so in due course.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the Government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Planned Corporate Restructuring

The Company has initiated a corporate restructuring for housekeeping purposes following the PMI acquisition.  The Company intends to transfer all mining leases and concessions held by Adansi gold Limited into Keegan Resources Ghana Ltd.  In addition, Keegan Resources Ghana Ltd will transfer the Asumura exploration concessions to a new subsidiary, Asanko Gold Exploration Ltd.  Asanko Gold Exploration Ltd. will become the company’s exploration vehicle in Ghana and continue to be owned 100% by Asanko Gold Barbados Inc.

Following the re-organization, Keegan Resources Ghana Ltd will be renamed Asanko Gold Ghana Ltd and will be the Company’s operating entity in Ghana, holding all of the assets of the Asanko Gold Mine.  Asanko Gold Ghana Ltd will be 90% owned by Asanko Gold Barbados Inc. and the Government of Ghana will have a 10% free-carried interest.

In the future, the Company intends on winding up Adansi Gold Limited and PMI Gold Corp.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company to be contemplated, where there is a claim for damages that exceeds ten percent of the Company’s current assets.

Goknet Arbitration

On November 6, 2012, PMI received a request from Goknet Mining Company Limited (“Goknet”) seeking PMI’s consent to the assignment of certain royalties under a 2006 Purchase Agreement between the Company and Goknet. The Company provided its consent on January 9, 2013 without pre-supposing that certain royalties alleged to have been created under such agreement were created. Goknet subsequently invoked the arbitration provisions of the contract under British Columbia law. An arbitral panel was established by the end of April, 2013, and the arbitration hearing was scheduled for September 2014.

On August 15, 2014, the Company entered into a settlement agreement with Goknet to eliminate Goknets’s claim for a 2% NSR royalty on Phase 1 of the Asanko Gold Mine Project. The settlement involved cash, one million Asanko shares (see note 12(b) to the Company’s consolidated financial statements) and the transfer to Goknet of two exploration projects, Kubi and Diaso (see note 8(b) to the Company’s consolidated financial statements). Included in the agreement, the Company retained a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

Selected Annual Information

		Year ended December 31, 2014		Year ended December 31, 2013		Nine months ended December 31, 2012

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		22,641,634		1,692,203		13,546,202
Loss per share – basic and diluted		0.14		0.02		0.17
Total assets		481,101,732		242,180,938		254,296,574
Total long-term financial assets		NIL		NIL		NIL
Cash dividends declared per share		NIL		NIL		NIL
Working capital		213,703,934		170,757,759		201,741,827

Results of Operations

Three months ended December 31, 2014 and 2013

During the three months ended December 31, 2014 (“Q4 2014”) Asanko had net loss of $2.9 million or a loss of $0.02 per share compared to a net loss of $2.3 million or $0.03 per share during the three months ended December 31, 2013 (“Q4 2013”). The main drivers for the increase in net loss in Q3 2014 were an increase in Administration expenses, a change in foreign currency warrant liability and a foreign exchange loss. These increases were partially offset by a deferred income tax recovery of $2.4 million in Q4 2014.

Administration expenses incurred during the three months ended December 31, 2014 were $3.5 million compared to $2.3 million during the comparative period, an increase of approximately 53%.

Significant variances in administration expenses included the following:

•

Consulting fees, directors’ fees and wages and benefits increased by $0.4 million or 29% due to the addition of several senior corporate employees compared to Q4 2013.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

•

Professional fees increased by $0.2 million in Q4 2014 compared to the same period in 2013 due to tax planning and compliance, legal fees related to the evaluation of the Company’s corporate organization structure post the PMI acquisition, and legal fees for construction related contracts.

•

Share-based compensation increased by $0.3 million in Q4 2014 compared to Q3 2013 due to a higher volatility in the Company’s share price and a larger grant than in YTD 2013.

•

Travel, promotion and investor relations increased by $0.2 million in Q4 2014 compared to Q3 2013 due to an increase in marketing and investor road shows.

Foreign exchange loss was $1.6 million in Q4 2014 compared to a foreign exchange loss of $0.6 million in the same period of the previous year. The Company continues to have exposure to foreign exchange fluctuations as they relate to Canadian dollar cash and cash equivalent holdings. During the three months ended December 31, 2014, Canadian Dollar weakened against the US dollar by 3.5%

Change in foreign currency warrant liability in Q4 2014 was a gain of $nil compared to a gain of $1.3 million in Q4 2013 due to shorter life of the warrants to their expiry.

Year ended December 31, 2014 and 2013

During the year ended December 31, 2014 (“YTD 2014”) Asanko had a net loss of $22.6 million or a loss of $0.14 per share compared to a net loss of $1.7 million or $0.02 per share during the year ended December 31, 2013 (“YTD 2013”). The main drivers of this increase in net loss of $23.3 million, were $6.6 million for the Goknet settlement, $4.7 million in business development costs incurred in relation to the acquisition of PMI and other corporate development investigations and $3.0 million in restructuring costs related to the closure of PMI’s corporate offices and termination of personnel due to redundancy post the acquisition. In addition to the increase of these costs, the Company recognized $0.2 million gain on the revaluation of the foreign currency warrant liability during the YTD 2014 versus a $12.3 million gain on the revaluation of the foreign currency warrant liability during YTD 2013 and a deferred income tax recovery of $2.4 million during YTD 2014.

Administration expenses incurred during YTD 2014 were $11.0 million compared to $9.8 million during YTD 2013. Significant variances in line items within this group are explained as follows:

•

Office, rent and administration increased by $0.3 million or 19% to $1.8 million during YTD 2014 compared to YTD 2013. This increase was driven by the additional administration costs of approximately $0.4 million related to the PMI’s corporate offices, which were offset by a $0.1 million decrease across the Company’s other administration offices. PMI’s corporate offices were closed at the end of April 2014.

•

Consulting fees, directors’ fees and wages and benefits increased by $0.3 million or 9% to $4.2 million during YTD 2014 compared to YTD 2013. This increase was due to the addition of several senior corporate employees.

•

Professional fees increased by $0.4 million, to $1.2 million YTD 2014 due to an increase in tax planning and compliance, legal fees related to the evaluation of the Company’s corporate organization structure post the PMI acquisition, and legal fees for construction related contracts.

•

Share-based compensation increased by $0.6 million in YTD 2014 compared to YTD 2013 due to high volatility and a larger grant than in YTD 2013.

The increase in the expenses discussed above, was partially offset by decreases in the following expenses:

•

Travel, promotion and investor relations decreased by $0.3 million or 21% during YTD 2014 compared to YTD 2013 (to $0.9 million from $1.2 million) in line with the Company’s efforts to reorganize its investor relation

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

program. The reorganization included termination of all investor relations personnel services provided by Universal Mineral Services Ltd. (“UMS”) effective July 1, 2013 and the hiring of an investor relations consultant based in the UK.

Exploration and evaluation expenditures were $0.7 million in YTD 2014 as compared to $1.4 million in YTD 2013, a decrease of $0.7 million. With the exception of targets near the Asanko Gold Mine Project which are capitalized to mineral interests and development costs, exploration programs have been on care and maintenance for the last few quarters, in an effort to conserve cash for the advancement of the Project. Costs incurred during YTD 2014 were for the exploration team to conduct a prospectivity mapping exercise to identify high priority targets for a possible 2015 drill program.

Business development costs were $4.7 million during YTD 2014 and $0.8 million in the comparative period. During YTD 2014, business development costs included approximately $4.1 million related to the acquisition of PMI with the balance relating to the investigation of other potential acquisition targets, in line with the Company’s strategic goal of becoming a mid-tier gold producer.

During the YTD 2014, the Company incurred restructuring costs of $3.0 million compared to $nil in YTD 2013. The restructuring charges relate to the closure of the PMI corporate offices in Canada and Australia and employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed as at the date of this MD&A. The restructuring costs included $2.5 million of employee termination benefits, $0.3 million of contract terminations costs and $0.2 million of equipment write-offs.

The Company also incurred $6.6 million in settlement costs related to the Goknet settlement that eliminated a 2% royalty on the AGM Phase 1 mining leases.

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
December 31, 2014	$ 233,945	$ (2,910,227)	$ (0.02)
September 30, 2014	286,609	(9,329,515)	0.05)
June 30, 2014	356,116	515,436	0.00
March 31, 2014	376,217	(10,917,328)	(0.08)
December 31, 2013	247,604	(2,262,150)	(0.03)
September 30, 2013	233,233	(1,009,842)	(0.01)
June 30, 2013	294,955	1,715,473	0.02
March 31, 2013	244,507	(135,684)	(0.00)

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Liquidity and Capital Resources

The Company had working capital of $213.7 million at December 31, 2014 compared to $170.8 million at December 31, 2013, representing an increase in working capital of $42.9 million. The increase in the Company’s working capital during the year ended December 31, 2014 was primarily due to the $83.5 million cash equivalents acquired from the acquisition of PMI and $59.1 million net proceeds of the first and second draws of the Red Kite financing, offset by cash spent in operations and for the development of the Project.

As at December 31, 2014, the Company had cash and cash equivalents of $228.7 million compared to cash and cash equivalents of $174.6 million at December 31, 2013.

During July 2014, the Company amended its debt financing agreement with Red Kite for financing up to $150 million, as discussed above. The proceeds of the loan are being used to fund the balance of the capital required to build Phase 1 of the Asanko Gold Mine Project and provide working capital during commissioning and start-up. With the restructured debt, the Company should have sufficient financial resources to complete Phase 1 of the Project, which based on the Definitive Project Plan (“DPP”) has capital costs estimated at $295 million. The Company has incurred $6.3 million in arrangement, legal and other fees related to obtaining the debt facility.

Subsequent to December 31, 2014, the Company closed a bought deal financing for net proceeds of approximately $35 million. This combined with available cash resources and $90 million in undrawn debt financing, positions the Company well to complete Phase 1 of Project construction, cover its administrative overhead and pursue further growth through organic exploration and mergers and acquisitions.

The Company may receive additional funds through the exercise of outstanding common stock warrants and options or, if required, through the sale of additional common shares either as a private placement or common stock offering.

As at December 31, 2014, the other sources of funds potentially available to the Company are through the exercise of 126,000 warrants with a weighted average exercise price of C$5.00 and the outstanding share-based options with terms as follows:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	164,141	2.95	1.96	164,141	2.95	1.96
C$2.01-C$3.00	6,324,500	4.02	2.24	4,049,625	3.97	2.26
C$3.01-C$4.00	3,163,900	2.39	3.79	3,163,900	2.39	3.79
C$4.01-C$5.00	630,500	2.16	4.54	630,500	2.16	4.54
C$6.01-C$7.00	311,250	0.57	6.18	311,250	0.57	6.18
	10,594,291	3.30	2.95	8,319,416	3.08	3.15

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised. As at December 31, 2014 none of the Company’s outstanding share purchase warrants or share-based options were in-the-money.

During the year ended December 31, 2014, 871,350 share-based options were exercised for gross proceeds of $1.75 million.

Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Commitments and contractual obligations

As at December 31, 2014, the Company had contractual obligations totaling $73.7 million, relating to long term debt. Contractual obligations related to the long term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long term debt in whole or in part at any time. At December 31, 2015 the long term debt had a prepayment value of $60.7 million.

In addition, the Company has entered into certain construction and engineering contracts relating to the construction of the Asanko Gold Mine Phase 1.

Contractual obligations	Payments due by period
	Total	1 year	2-3 years	4-5 years

Long term debt, including future interest charges	$ 73,739,673	$ -	$ 25,662,585	$ 48,077,088

Open purchase orders	104,665,000	104,665,000	-	-

	$ 188,404,673	$ 104,665,000	$ 25,662,585	$ 48,077,088

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at as the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Key management compensation

Transactions with key management personnel were as follows:

	2014	2013

Salaries and benefits	$ 1,760,508	$ 2,456,478
Termination benefits	-	542,398
Share-based payments	1,493,557	1,565,778
	$ 3,254,006	$ 4,565,654

Key management personnel consist of directors and officers of the Company.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Other related parties balances and transactions

Related party transactions (recoveries):

	2014	2013

Universal Mineral Services Ltd. (“UMS”) (i)	$ 123,870	$ 1,460,276

Related party balances receivable (payable):

	2014	2013

UMS (i)	$ (8,137)	$ (4,923)
UMS – prepaid deposit (i)	21,550	23,505
	$ 13,413	$ 18,582

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but continues to share the cost of UMS’s office tenancy and IT services where required.

Subsequent Events

On February 11, 2015, the Company closed a bought deal financing of 22,770,000 common shares at a price of C$2.02 per share, for gross proceeds to the Company of approximately C$46.0 million. The Company paid C$2.2 million in fees to a syndication of underwriters.

During January and February 2015 the Company granted 4,121,000 share-based options to directors, officers and employees at a weighted average exercise price of C$2.07.

During January 2015 the Company entered into a series of foreign exchange forward contracts to purchase ZAR221.4 million for C$22.4 million and ZAR125.2 million for $10.7 million. The proceeds from these contracts will be used to fund a significant portion of South African Rand exposure related to the construction of the Asanko Gold Mine.

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations, the effective interest rate of long term debt, embedded derivatives and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determine the Company’s asset retirement obligation are as follows:

	Year ended	Year ended
	December 31, 2014	December 31, 2013

Undiscounted and uninflated estimated future cash obligation	$ 12,769,063	$ 10,642,162
Range of expected term until settlement	16 years	14 years
Discount rate range	2.35%	3.38%

Share-based payments and foreign currency warrant liability: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Embedded derivative liability: the Company recognized embedded derivative liability relating to the interest rate floor of the long term loan. The Company used three month LIBOR forward curve rates and assumptions about the time value of the embedded derivative to estimate its fair value. Changes in these inputs can materially affect the fair value estimate.

Effective interest rate: Management estimated the effective interest rate of the first tranche of long term debt based on three-month LIBOR as at December 31, 2014. Changes in the three-month LIBOR rate can affect the effective interest rate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Asanko Gold Mine Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits that are not envisaged to be part of the Asanko Gold Mine. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies, except as noted in Note 4 to the audited annual consolidated financial statements for the year ended December 31, 2014.

Financial Instruments and Other Instruments

As at December 31, 2014 the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, long term debt and embedded derivative in relation to the interest rate floor.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			December 31, 2014
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 228,679,552	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	76,101	N/A
			$ 228,755,653

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 15,353,474	N/A
Long term debt	Other financial liabilities	Amortized cost	56,670,177	N/A
Embedded derivative	Fair-value-through profit and loss	Fair value	777,049	Level 2
			$ 72,800,700

			December 31, 2013
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 174,601,438	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	99,429	N/A
			$ 174,700,867

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 3,948,619	N/A
Foreign currency warrant liability	Fair-value-through profit and loss	Fair value	242,252	Level 2
			$ 4,190,871

The risk exposure arising from these financial instruments is summarized as follows:

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2014, the receivables excluding refundable sales tax consist of interest receivable of $0.07 million (December 31, 2013 - $0.1 million).

 (b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2014 the Company had a cash and cash equivalents balance of $228.7 million (December 31, 2013 – $174.6 million) to settle current liabilities of $15.3 million (December 31, 2013 - $4.0 million) that are considered short term and expected to be settled within 30 days. The Company is not obligated to make repayments of the long term loan and accrued interest until July 1, 2016.

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%. The Company’s sensitivity to a 1% decrease or increase in market rates of interest in relation to its long term debt liability would have an immaterial effect on the Company’s interest expense for the year ended December 31, 2014.

 The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the year ended December 31, 2014 of approximately $0.2 million (December 31, 2013 - $0.2 million).

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  As at December 31, 2014 and December 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates. As at December 31, 2014, the Company had a CAD cash balance of $30.8 million (December 31, 2013 – $33.0 million) expressed in US dollar equivalent.

As noted above in “Subsequent Events”, during January 2015 the Company entered into a series of foreign exchange forward contracts to purchase ZAR221.4 million for C$22.4 million and ZAR125.2 million for $10.7 million. The proceeds from these contracts will be used to fund a significant portion of South African Rand exposure related to the construction of the Asanko Gold Mine.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

		December 31, 2014			December 31, 2013
	CAD	Ghana Cedis	AUD	ZAR	CAD	Ghana Cedis	AUD	ZAR
Cash and cash equivalents	$ 30,768,533	$ 1,399,866	$ 1,092,353	$ 399,788	$ 21,946,208	$ 284,554	$ -	$ 133,491
Accounts payable	(236,248)	(1,857,552)	(842,558)	(3,529,910)	(1,118,535)	(28,919)	(48,245)	(744,659)
Net exposure	$ 30,532,285	$ (457,686)	$ 249,795	$ (3,130,122)	$ 20,827,673	$ 255,635	$ (48,245)	$ (611,168)

A 1% appreciation or a 1% depreciation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $0.3 million as at December 31, 2013 ( December 31, 2013 - $0.2 million).

(iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2014 and 2013, the Company was not exposed to other price risk.

(d)

Fair values

(i)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.25% to 2.59% using an option pricing model.

(ii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.

(e)

Items of income, expense, gains or losses arising from financial instruments

	December 31, 2014	December 31, 2013

Interest income from loans and receivable	$ 1,252,887	$ 1,020,299
Foreign exchange gain (loss)	(27,490)	(1,559,992)

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. Management used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting in 2014. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2014 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

There are inherent limitations in all control systems and no matter how well designed. An economically feasible control system, even determined to be effective, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements.

Changes in internal control over financial reporting

There has been no material change in the Company’s internal control over financial reporting during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 196,845,607 common shares of the Company issued and outstanding, 14,715,291 share purchase options outstanding and 126,000 share purchase warrants outstanding.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2014 and 2013

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2014, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Readers are cautioned that there can be no certainty that when various scenarios for optimizing the development strategy for the Project are identified, the Project will be built in two phases or that the overall conclusions will suggest the Project economics are significantly improved over the current AGM Phase 1 Definitive Project Plan, which is on file at www.sedar.com.